InBev

RECEIVED

2005 AUG -8 P 1:...

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

05010276

By courier

Leuven, July 20th , 2005

SUPPL

Dear Madam,

Subject: ~~Interbrew~~ InBev S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,

PROCESSED
AUG 10 2005
THOMSON FINANCIAL

Benoît Loore
Assistant Corporate Secretary

Enclosure: press release

N.V. InBev S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80
KBC 482-9036171-05

Press Release

InBev nv/sa

Brussels, July 20, 2005 - 1/1

InBev sells stake in Bremer Erfrischungsgetränke to Coca-Cola

InBev S.A. (Euronext: INB) ("InBev") announces the sale today of its 62,4% interest in Bremer Erfrischungsgetränke GmbH to Coca-Cola Erfrischungsgetränke AG based on an enterprise value of 137 million euro.

These Coca-Cola bottling activities in Germany became part of InBev following the acquisition of Beck & Co in 2002. The sale results in a one time gain of some 17 million euro as compared to the book value.

More importantly, the divestiture is consistent with InBev's commitment to free up capital invested from a non-core asset, thereby driving value creation and enabling enhanced focus on our core German beer business.

We expect this transaction to close in September 2005.

About InBev
InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, BRAHMA®, Beck's®, Skol®—the third-largest selling beer brand in the world—Leffe®, Hoegaarden®, Staropramen® and Bass®. InBev employs some 77,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2004, InBev realized a net turnover of 8.57 billion euro (including four months of AmBev). For further information visit www.inbev.com.

Contact information

Marianne Amssoms, Dir Corporate Media Relations
Tel +32 16 27 67 11
marianne.amssoms@inbev.com

Patrick Verelst, VP Investor Relations
Tel +32 16 27 65 41
patrick.verelst@inbev.com

InBev

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

SUPPL

By courier

Leuven, August 1, 2005

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,

Benoît Loore
Assistant Corporate Secretary

Enclosure: press release

LION NATHAN

InBev

PRESS RELEASE

Brussels, August 1, 2005

InBev and Lion Nathan New Zealand sign distribution agreement for Leffe® and Hoegaarden® in New Zealand

InBev and Lion Nathan NZ (LNNZ) have signed a distribution agreement which gives LNNZ the right to import, distribute and market InBev's international specialties Leffe® and Hoegaarden® until 2014.

The distribution agreement follows the success LNNZ has had with InBev's premium portfolio of Belgian beer brands for several years. It reaffirms the commitment the two companies made to each other in 2002, when they signed a ten-year license contract giving LNNZ the right to brew, distribute and market Stella Artois®, one of InBev's global flagship brands and one of the fastest growing premium beers in the New Zealand market.

New Zealand beer drinkers' consumption tastes are changing – they are becoming more experimental, seeking out new experiences and taste profiles that fall outside the traditional mainstream beer territory.

Belgian beers, in particular, have enjoyed a massive surge in popularity over the past few years. InBev's specialty brands like Hoegaarden®, the white beer, and the Leffe® range of Abbey beers have been growing successfully in the past years, especially in their export markets.

"The growth of our Belgian beer portfolio is outstanding," says Peter Kean, Managing Director for Lion Nathan New Zealand. *"We are delighted to have taken our relationship with InBev to another level by formalizing our commitment to several of InBev's premium brands. We are committed to the expansion of the premium segment in New Zealand and have no doubt that the exceptional performance of Stella Artois®, Hoegaarden® and Leffe® will continue as New Zealand consumers' demand for specialty beers increases."*

"InBev is very pleased to further develop its premium portfolio in New Zealand together with its long-term partner Lion Breweries New Zealand," said Ben Cheng, Vice President, Export & Licenses, Asia Pacific.

Central to the success of Stella Artois®, Hoegaarden® and Leffe® is the Belgian Beer Café® concept, developed by InBev in 1985 as a shopfront for its range of specialty Belgian beers. InBev and LNNZ worked together to bring the concept to New Zealand where there are now eight Belgian Beer Cafés®. Each outlet showcases the draught beer pouring ritual developed in Belgium in the 18th Century when beer was first poured into glass.

The ritual is crucial to establishing the theatre and quality associated with the Belgian Beer Café® experience. New Zealand has embraced Belgium's high standards and traditions to such a degree that the 2002 World Draught Master Championship was awarded to Simon McGoram of the De Post Belgian Beer Café® in Mt. Eden, Auckland, despite strong competition from elite bar staff from 20 countries from around the world.